JONES DAY

2727 NORTH HARWOOD STREET    •    DALLAS, TEXAS 75201.1515

TELEPHONE: +1.214.220.3939    •    FACSIMILE: +1.214.969.5100

May 20, 2015

BY EDGAR

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Babcock & Wilcox Enterprises, Inc.
Amendment No. 3 to the Registration Statement on Form 10
File No. 001-36876

Ladies and Gentlemen:

Babcock & Wilcox Enterprises, Inc. (“New B&W”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form 10 (Registration No. 001-36876) (as amended, the “Registration Statement”). On behalf of New B&W, we respond to the comment of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated May 14, 2015. For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by New B&W’s response.

Note 5 – Income Taxes, page F-22

1.	We note your response to comment 5 in our letter dated April 29, 2015. Please help us better understand how you determined that the $3.3 million tax benefit recorded in 2014 related to larger manufacturing deductions being taken on prior years’ amended tax returns was due to a change in estimates pursuant to ASC 250. It is not clear what led to you taking a different position on your amended tax returns, including if it was due to additional information becoming available, additional analysis of the same information, or a change in methodology. Please advise. Please specifically address the following in your response:

•	Please tell us whether the positions taken on your original returns related to your domestic production gross receipts are still considered to be supportable and proper also;

•	Please help us understand what led to the engagement of the external accounting firm to perform a review of positions related to certain cost allocations and domestic production activities deductions;

ALKHOBAR      •       AMSTERDAM      •       ATLANTA       •       BEIJING      •        BOSTON        •          BRUSSELS       •       CHICAGO       •        CLEVELAND       •       COLUMBUS        •       DALLAS

DUBAI         •         DÜSSELDORF      •       FRANKFURT       •       HONG KONG       •      HOUSTON      •      IRVINE        •       JEDDAH       •        LONDON       •       LOS ANGELES         •        MADRID

MEXICO CITY         •         MIAMI      •      MILAN       •        MOSCOW       •       MUNICH      •      NEW YORK      •      PARIS       •      PERTH      •       PITTSBURGH      •      RIYADH      •       SAN DIEGO

SAN FRANCISCO       •        SÃO PAULO      •        SHANGHAI          •        SILICON VALLEY        •         SINGAPORE        •        SYDNEY        •        TAIPEI        •         TOKYO       •        WASHINGTON

United States Securities and Exchange Commission May 20, 2015 Page 2 of 2	JONES DAY

•	You state that the conclusions were the result of significant additional analysis. Please clarify whether additional information became known during this additional analysis and what consideration you gave as to whether this information should have been known previously; and

•	Your response indicates that the analysis resulted in changes to the methodology for allocating costs to domestic production activities, the adoption of safe harbor provisions related to prior period compensation costs, and changing from specific to simplified allocations. Please help us better understand the nature of each of these items. Please also tell us whether each of these contributed to the larger manufacturing deductions being taken and correspondingly the extent to which they contributed.

Response: New B&W acknowledges the Staff’s comment and has supplementally provided the Staff, under separate cover, a copy of a memorandum prepared by The Babcock & Wilcox Company, which concludes that the $3.3 million tax benefit recorded in 2014 related to larger manufacturing deductions being taken on prior years’ amended tax returns was a change in estimate pursuant to ASC 250.

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If you have any questions, please feel free to contact me at 214.969.5148 or David Black at 704.625.4950. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:	Jim Ferland, Babcock & Wilcox Enterprises, Inc.,

Chairman and Chief Executive Officer

David Black, The Babcock & Wilcox Company,

Vice President and Chief Accounting Officer